Exhibit 99.2

Template for notification and public disclosure of transactions by persons discharging manage-rial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Martin Nicklasson
2.	Reason for the notification
a)	Position/status	Chairman of the Board of Directors in Zealand Pharma A/S
b)	Initial notification/Amend- ment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auc- tion monitor
a)	Name	Zealand Pharma A/S, CVR-no. 20045078
b)	LEI[1]	549300ITBB1ULBL4CZ12

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instru- ment	Shares
	Identification code	DK0060257814
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 243,6	1.570
d)	Aggregated information
	- Aggregated volume	DKK 382.452
-Price
e)	Date of the transaction	20 May 2020
f)	Place of the transaction	Nasdaq Copenhagen A/S